January 25, 2017

Writer’s Direct Dial: (5411 4344-6000)
E-mail: rtorres@pampaenergia.com

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:                 Pampa Energía S.A.
Form 20-F/A for the Fiscal Year Ended December 31, 2015
Filed July 27, 2016
File No. 1-34429

Empresa Distribuidora y Comercializadora Norte S.A.
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed April 28, 2016
File No. 1-33422

Dear Ms. Thompson:

On behalf of Pampa Energía S.A. (“Pampa” or the “Company”) and Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”), we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated January 12, 2017, related to the above-referenced annual report on Form 20-F/A filed by Pampa (the “Pampa Form 20-F/A”) and our responses set forth in our response letter dated December 27, 2016 (the “December 27 Response Letter”) in connection with the Staff’s prior comments set forth in its letter dated December 16, 2016 (the “December 16 Comment Letter”).

For convenience, we have reproduced below in italics the Staff’s comments and have provided responses for Pampa and Edenor, as applicable, immediately below those comments.  Unless otherwise defined herein, each capitalized term shall have the same meaning set forth in the Pampa Form 20-F/A.

Pampa Energy Form 20-F Amendment No. 1 for the Fiscal Year Ended December 31, 2015

Notes to the Restated Consolidated Financial Statements

Note 42: Economic and Financial Situation of Generation, Transmission and Distribution Segments, page F-196

1.              We have reviewed your response to comment 5 and have the following comments:

•                  Considering Edenor’s prolonged struggles to receive tariff increases, which have yet to be fully resolved, please explain in greater detail why the pessimistic impairment testing scenario assumed “modest electricity tariffs as from 2017.” In doing so, confirm that you believed, as of your fiscal 2015 impairment testing date, that there was a 0% possibility you would receive anything less than “modest electricity tariffs as from 2017.” Please also tell us whether or not you currently believe as of today that there is a 0% possibility you would receive lower tariffs in 2017 than reflected in the pessimistic impairment testing scenario described in your Form 20-F. If your “pessimistic” assumptions have changed since your prior impairment test, please advise us of the changes to your assumptions and estimates.

Response:

We confirm that we believed, as of our fiscal 2015 impairment testing date, that there was no possibility we would receive anything less than modest electricity rate increases as from 2017. The estimated increases in the “pessimistic” scenario considered that Edenor would receive increases in tariffs as from 2017 only to partially compensate the estimated inflation in 2016 and thereafter. Therefore, this scenario did not consider any further adjustment other than the ongoing recognition of the estimated impact of inflation on Edenor’s costs.

Our estimate at that time was based on the following facts and circumstances explained in the Pampa Form 20-F/A:

•                  The new Argentine government that took office in December 2015 had already announced a change in the country’s energy policy;

•                  The new Argentine government recognized the inflationary trend in the economy and the need to update tariffs related to public services;

•                  Significant tariff increases were granted as from February 2016 as per ME&M Resolutions 6/2016 and 7/2016 and ENRE Resolution 1/2016; and

•                  The ENRE had already set the guidelines for the RTI process, including the ongoing adjustment process between one RTI and the following one.

The pessimistic scenario assumed an increase in the Distribution Added Value (VAD) in 2017 to recover the estimated accumulated inflation of 2016 and 2017. This rate of increase is lower than the actual inflation rate of 2016.

Edenor’s assumptions and probabilities for each scenario were based mainly on experience and considering the economic and financial situation, the status of the conversations with the Federal Government and the need to maintain public services (which are the subject of the concession) in operation at the time of performing the 2015 impairment tests.

As of the date hereof, and based on the actual and expected inflation rates for 2016 and 2017, and the RTI process development, we believe that we will not receive an increase in electricity tariffs in 2017 lower than the one considered in our pessimistic impairment testing scenario described in our Form 20-F/A.

The final decision on the new tariff schedule and methodology to adjust tariffs will be considered when performing the 2016 impairment tests. We believe that, once the RTI is finalized, changes in assumptions with respect to tariff increases in the future will be related only to changes in the estimated impact of inflation.

•                  Based upon the difference between recoverable amount and carrying amount of your HIDISA and Edenor CGUs, it appears that your HIDISA and Edenor cash-generating units may have been at risk for impairment as of the testing date. When you test CGU’s for impairment, please disclose whether such CGU’s were at risk of impairment as of the most recent impairment test. If no CGU’s were at risk based on your most recent impairment tests, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your assets to future impairment. Alternatively, if a CGU was at risk of impairment and a material impairment charge could occur, it appears additional disclosures should be included within your Critical Accounting Policies disclosure within MD&A and, pursuant to paragraphs 117, 122, 125, and 129 of IAS 1, your financial statement footnotes. Your Critical Accounting Policies should disclose the percentage by which the recoverable amount exceeded carrying value as of the date of the most recent test and a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Your financial statement footnotes should include, at a minimum, a description of the methods and key assumptions used and how the key assumptions were determined, a discussion of the degree of uncertainty associated with the key assumptions, and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

We confirm that as of December 31, 2015, the recoverable amount of HIDISA and Edenor CGUs, as per our impairment tests, were approximately 5% and 10% higher than the carrying amounts, respectively.

It is important to note that at the time of filing of our Form 20 F/A for the fiscal year ended December 31, 2015:

i)                 With respect to HIDISA: Resolution No. 22/16 was already in force, which considered an average price increase of approximately 55%, which was even higher than those contemplated in the optimistic scenario. Therefore, we believe HIDISA was not at risk of impairment as of that date.

ii)              With respect to Edenor: Tariffs for 2016 were already determined by ENRE Resolution No. 1. As explained above, we consider there was no possibility of receiving less than modest electricity rates increases as from 2017, as these were in line with expected inflation at that time. Therefore, we believe Edenor was not at risk of impairment as of that date.

If we conclude that any CGU is at risk of impairment as a result of the most recent impairment tests (to be performed for 2016 financial statements), we will include additional disclosures in our footnotes and within the critical accounting policies in our MD&A, including the percentage by which the recoverable amount exceeds the carrying value as of the date of the most recent test, and the analysis of the sensitivity of reported results to changes in our assumptions and estimates.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Juan G. Giráldez at (212) 225-2372 or Adam Brenneman at (212) 225-2704, both of Cleary Gottlieb Steen & Hamilton LLP.

[Signature page follows]

Sincerely,

/s/ RICARDO TORRES
Ricardo Torres
Co-Chief Executive Officer Pampa Energía S.A.
Chairman
Empresa Distribuidora y Comercializadora Norte S.A.

cc:	Juan G. Giráldez, Esq.
Adam Brenneman, Esq.
Cleary Gottlieb Steen & Hamilton LLP